Filed Pursuant to Rule 424(b)(3)

File No. 333-153862

Grant Park Fund May 2011 Update

June 21, 2011

Supplement dated June 21, 2011 to Prospectus dated April 29, 2011

Class	May ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-6.9%	-4.2%	$59.7M	$1,426.48
B	-7.0%	-4.4%	$577.5M	$1,214.49
Legacy 1	-6.6%	-3.3%	$6.4M	$991.38
Legacy 2	-6.6%	-3.4%	$10.6M	$984.97
Global 1	-6.5%	-4.4%	$12.7M	$941.32
Global 2	-6.5%	-4.5%	$22.1M	$934.15
Global 3	-6.7%	-5.2%	$191.8M	$896.39

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary

Currencies: The U.S. dollar and Swiss franc resumed their roles as safe-haven currencies in May, strengthening against counterparts. Ongoing fears surrounding the Eurozone debt markets was the main driver behind elevated risk-aversion. Comments made by the President of the European Central Bank which suggested Eurozone interest rates would remain unchanged for the near future put heavy pressure on the euro. The Japanese yen also posted minor setbacks because of forecasts predicting a longer recovery time than previously expected from the nation’s recent earthquake.

Energy: Crude oil markets declined due to weak demand forecasts. Elevated gas prices and weak global economic indicators were the main drivers behind weakening demand. Adding to crude oil’s setbacks was uncertainty regarding the outcome of an upcoming meeting of the Organization of Petroleum Exporting Countries (OPEC).

Equities: Global equity markets fell as ongoing fears surrounding Eurozone debt weighed heavily on investor sentiment. China’s decision to raise reserve requirements also played a role in driving the global share prices lower. In the U.S., weak employment estimates fueled a pessimistic outlook for domestic growth and caused liquidations in the North American equity markets.

Fixed Income: U.S. fixed-income markets posted solid gains in May as increased global risk-aversion prompted buying. Equity market setbacks and a weaker outlook for global economic growth fostered the liquidations of riskier assets in exchange for safer debt instruments. Bund markets also moved higher as fears surrounding the sovereign debt of smaller European nations drove demand for safe-haven investments higher.

Grains/Foods: Wheat markets finished the month predominantly higher as speculators believed recent rains in the Midwest would delay plantings, thereby putting pressure on supplies. Sugar prices experienced modest declines following reports of strong production from Thailand.

Metals: In the precious metals markets, silver prices declined in excess of 21% following news regarding rising margin requirements for silver positions, weighing on demand. Also adding to weakness in the metals markets was U.S. dollar strength. Base metals generally fell on concerns about the global economy and industrial production slowdowns in China.

Sincerely,

David Kavanagh

President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement

(Prepared from books without audit)

For the month ended May 31, 2011

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	-$21,966,991	$19,287,134
Change In Unrealized Income (Loss)	-45,013,755	-30,005,346
Brokerage Commission	-280,576	-1,097,680
Exchange, Clearing Fee and NFA Charges	-149,578	-707,021
Other Trading Costs	-504,236	-3,775,855
Change in Accrued Commission	-15,224	-2,601
Net Trading Income (Loss)	-67,930,360	-16,301,369

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$250,133	$1,227,704
Interest, Other	28,937	367,924
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	15,809	62,985
Total Income (Loss)	-67,635,481	-14,642,756

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	-6,715,718	2,865,445
Operating Expenses	184,937	957,195
Organization and Offering Expenses	211,889	1,095,045
Brokerage Expenses	4,370,151	22,790,065
Dividend Expenses	73,157	140,667
Total Expenses	-1,875,584	27,848,417

Net Income (Loss)	-$65,759,897	-$42,491,173

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$939,131,981	$891,912,771
Additions	15,769,658	72,468,831
Net Income (Loss)	-65,759,897	-42,491,173
Redemptions	-8,267,748	-41,016,435
Balance at MAY 31, 2011	$880,873,994	$880,873,994

PERFORMANCE SUMMARY BY CLASS

Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,426.478	41,871.29011	$59,728,482	-6.93%	-4.18%
B	$1,214.487	475,478.74814	$577,462,887	-6.98%	-4.44%
Legacy 1	$991.376	6,495.90006	$6,439,881	-6.63%	-3.27%
Legacy 2	$984.966	10,782.74103	$10,620,634	-6.63%	-3.42%
Global 1	$941.320	13,449.86875	$12,660,634	-6.49%	-4.37%
Global 2	$934.152	23,685.12745	$22,125,519	-6.53%	-4.48%
Global 3	$896.391	214,009.27377	$191,835,959	-6.67%	-5.25%

To the best of my knowledge and belief the information contained herein is accurate and complete.

David Kavanagh, President

For Dearborn Capital Management, LLC

General Partner of Grant Park Futures Fund, Limited Partnership